SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

Amendment No. 3

KNOWBE4, INC.

(Name of the Issuer)

KnowBe4, Inc.

Oranje Holdco, LLC

VEPF VII SPV I, L.P.

VEPF VII SPV I Holdings, L.P.

Vista Equity Partners Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

KKR Knowledge Investors L.P.

Stephen Shanley

Elephant Partners I, L.P.

Elephant Partners II, L.P., for itself and as nominee for Elephant Partners II-B, L.P.

Elephant Partners II-B, L.P.

Elephant Partners 2019 SPV-A, L.P.

Jeremiah Daly

Sjoerd Sjouwerman

Sjouwerman Enterprises Limited Partnership

Sjouwerman Management, LLC

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

49926T104

(CUSIP Number of Class of Securities)

Sjoerd Sjouwerman Chief Executive Officer KnowBe4, Inc. 33 N. Garden Avenue, Suite 1200 Clearwater, FL 33755 (855) 566-9234

Christina Lema

Oranje Holdco, LLC

VEPF VII SPV I, L.P.

VEPF VII SPV I Holdings, L.P.

Vista Equity Partners Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center,

20th Floor

San Francisco, CA 94111

(415) 765-6500

Stephen Shanley KKR Knowledge Investors L.P. c/o Kohlberg Kravis Roberts & Co. L.P. 30 Hudson Yards New York, NY 10001 (212) 750-8300

Elephant Partners I, L.P.

Elephant Partners II, L.P., for itself and as nominee for Elephant Partners II-B, L.P.

Elephant Partners II-B, L.P.

Elephant Partners 2019 SPV-A, L.P.

Jeremiah Daly

c/o JAHD Management Company, LLC

8 Newbury Street, 6th Floor

Boston, MA 02116

(617) 913-6611

Sjoerd Sjouwerman Sjouwerman Enterprises Limited Partnership Sjouwerman Management, LLC c/o KnowBe4, Inc. 33 N. Garden Avenue, Suite 1200 Clearwater, FL 33755 (855) 566-9234

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Todd Cleary Douglas K. Schnell Megan J. Baier Catherine Riley Tzipori Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 (212) 999-5800	Daniel E. Wolf, P.C. David M. Klein, P.C. Chelsea Darnell Kirkland & Ellis LLP 601 Lexington Ave. New York, NY 10022 (212) 446-4800	Saee Muzumdar Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Adam Stella Jake Lloyd Moulton Moore Stella LLP Frank Gehry Building 2431 Main Street, Suite C Santa Monica, CA 90405 (310) 399-0950	Bradley Faris Hans Brigham Latham & Watkins LLP 330 North Wabash Ave. Chicago, IL 60611 (312) 876-7700

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) KnowBe4, Inc., a Delaware corporation (“KnowBe4” or the “Company”) and the issuer of the Class A common stock, par value $0.00001 per share (the “KnowBe4 Class A common stock” and together with KnowBe4’s Class B common stock, par value $0.00001 per share, (the “KnowBe4 Class B common stock”), the “KnowBe4 common stock”) that is the subject of the Rule 13e-3 transaction; (2) Oranje Holdco, LLC, a Delaware limited liability company (“Parent”); (3) VEPF VII SPV I, L.P., a Delaware limited partnership and VEPF VII SPV I Holdings, L.P., a Delaware limited partnership (collectively, the “VEPF Funds”); (4) Vista Equity Partners Fund VII GP, L.P., a Cayman Islands exempted limited partnership; (5) VEPF VII GP, Ltd., a Cayman Islands exempted company; (6) Robert F. Smith; (7) KKR Knowledge Investors L.P., a Delaware limited partnership (“KKR Investor”); (8) Stephen Shanley; (9) Elephant Partners I, L.P., a Delaware limited partnership, Elephant Partners II, L.P. for itself and as nominee for Elephant Partners II-B, L.P., a Delaware limited partnership, and Elephant Partners 2019 SPV-A, L.P., a Delaware limited partnership (collectively, the “Elephant Funds”); (10) Jeremiah Daly; (11) Sjouwerman Enterprises Limited Partnership, a Florida limited partnership, and Sjoerd Sjouwerman (collectively, the “Founder,” and together with the VEPF Funds, the Elephant Funds and the KKR Investor, the “Rollover Stockholders”); and (12) Sjouwerman Management, LLC, a Florida limited liability company.

The Transaction Statement relates to the Agreement and Plan of Merger, dated October 11, 2022 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among KnowBe4, Parent and Oranje Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub was merged with and into KnowBe4 (the “Merger”), with the Company continuing as the surviving corporation in the Merger. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment, the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the "Form 8-K"). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On January 31, 2023, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (1) approve a proposal to adopt the Merger Agreement and (2) approve, on a non-binding, advisory basis, the compensation that will or may become payable by the Company to its named executive officers in connection with the Merger.

On February 1, 2023, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of KnowB4 common stock issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Merger Agreement), was canceled and extinguished and converted into the right to receive cash in an amount equal to $24.90 in cash per share (the “Per Share Price”), without interest and subject to any applicable withholding taxes.

In addition, at the Effective Time, (1) each outstanding stock option, to the extent then vested, was canceled and converted into a right to receive an amount in cash, without interest and less any applicable taxes, equal to the product of (a) the excess, if any, of the Per Share Price over the per share exercise price of such stock option, and (b) the number of shares then issuable upon exercise in full of such stock option; (2) each outstanding stock option, to the extent not then vested, was canceled and converted into a contingent right to receive (subject to the time-based vesting schedule and terms and conditions of such stock option immediately prior to the Effective Time) an amount in cash, without interest and less any applicable taxes, equal to the product of (a) the excess, if any, of the Per Share Price over the per share exercise price of such stock option, and (b) the number of shares then issuable upon exercise in full of the unvested portion of such stock option; (3) each outstanding restricted stock unit award (a) subject to time-based vesting only (an “RSU Award”) and/or (b) subject to performance-based vesting conditions (a “PSU Award”), to the extent vested but not yet settled as of the Effective Time (or which vested upon the consummation of the Merger), was canceled and converted into a right to receive an amount in cash, without interest and less any applicable taxes, equal to the product of (y) the Per Share Price and (z) the total number of shares subject to the then-vested portion of such award; (4) each outstanding RSU Award, to the extent not then vested, was canceled and converted into a contingent right to receive (subject to the time-based vesting schedule and terms and conditions of such award immediately prior to the Effective Time) an amount in cash, without interest, equal to the product of (a) the Per Share Price and (b) the total number of shares subject to the then-unvested portion of such award; and (5) each outstanding PSU Award, to the extent not then vested, was deemed to have the performance metrics achieved at 100 percent of target and was canceled and converted into a contingent right (subject to the time-based vesting schedule and terms and conditions of such award (excluding the performance-based vesting conditions) immediately prior to the Effective Time) to receive an amount in cash, without interest and less any applicable taxes, equal to the product of (a) the Per Share Price and (b) the total number of shares subject to the then-unvested portion of such award.

On February 1, 2023, the Company notified the NASDAQ Stock Market (“Nasdaq”) that the Merger had been completed. As a result, Nasdaq suspended trading of the KnowBe4 Class A common stock prior to the opening of trading on February 1, 2023. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of KnowBe4 Class A common stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of the KnowBe4 Class A common stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on February 1, 2023, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(iii) hereto.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(2)(i)+++	Proxy Statement of KnowBe4, Inc. (included in Schedule 14A filed on December 22, 2022 (the “Definitive Proxy Statement”) and incorporated herein by reference).

(a)(2)(ii)+++	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iii)+++	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iv)+++	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(v)+	Equity FAQs, dated October 20, 2022 (included in Schedule 14A filed on October 20, 2022 and incorporated herein by reference).

(a)(2)(vi)+	Email to Customers and Partners, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(vii)+	Email to Employees, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(viii)+	Employee FAQs, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(ix)+	Email to Investors and Analysts, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(x)+	Transcript of Employee Town Hall, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(xi)+	Current Report on Form 8-K, dated October 11, 2022 (included in Schedule 14A filed on October 13, 2022 and incorporated herein by reference).

(a)(2)(xii)+	Current Report on Form 8-K, dated October 11, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(xiii)++	Current Report on Form 8-K, dated December 2, 2022 (included in Schedule 14A filed on December 8, 2022 and incorporated herein by reference).

(a)(2)(xiv)	News Article, dated January 13, 2023 (included in Schedule 14A filed on January 17, 2023 and incorporated herein by reference).

(a)(2)(xv)	Transcript of Interview, dated January 13, 2023 (included in Schedule 14A filed on January 18, 2023 and incorporated herein by reference).

(a)(2)(xvi)	Amendment to the Proxy Statement, dated January 20, 2023 (included in Schedule 14A filed on January 20, 2023 and incorporated herein by reference).

(a)(5)(i)+	Press Release, dated October 11, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(5)(ii)	Current Report on Form 8-K, dated February 6, 2023 (filed on February 6, 2023 and incorporated herein by reference).

(a)(5)(iii)	Press Release, dated February 1, 2023 (included in KnowBe4’s Current Report on Form 8-K filed on February 6, 2023 and incorporated herein by reference).

(c)(i)+++	Opinion of Morgan Stanley & Co. LLC, dated October 11, 2022 (included as Annex B to the Definitive Proxy Statement and incorporated herein by reference).

(c)(ii)*++	Fairness Opinion Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee, dated October 10, 2022.

(c)(iii)*++	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated July 28, 2022.

(c)(iv)*++	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated August 19, 2022.

(c)(v)*++	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated September 15, 2022.

(c)(vi)++	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated September 15, 2022.

(c)(vii)*++	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated September 29, 2022.

(d)(i)+++

Agreement and Plan of Merger, dated as of October 11, 2022, by and among the Company, Parent, and Merger Sub (included as Annex A to the Definitive Proxy Statement and incorporated herein by reference).

(d)(ii)+++

Support Agreement, dated as of October  11, 2022, by and among the Parent, the Company, Stu Sjouwerman and Sjouwerman Enterprises Limited Partnership (included as Annex C to the Definitive Proxy Statement and incorporated herein by reference).

(d)(iii)+++

Support Agreement, dated as of October 11, 2022, by and among the Parent, the Company, and KKR Knowledge Investors L.P. (included as Annex D to the Definitive Proxy Statement and incorporated herein by reference).

(d)(iv)+++

Support Agreement, dated as of October 11, 2022, by and among the Parent, the Company, Elephant Partners I, LP, Elephant Partners II, LP for Elephant Partners II-B, LP, and Elephant Partners 2019 SPV-A, LP (included as Annex E to the Definitive Proxy Statement and incorporated herein by reference).

(d)(v)+++

Support Agreement, dated as of October  11, 2022, by and among the Parent, the Company, VEPF VII SPV I, L.P., and VEPF VII SPV I Holdings, L.P. (included as Annex F to the Definitive Proxy Statement and incorporated herein by reference).

(d)(vi)+	Amended and Restated Commitment Letter, executed by the Commitment Parties thereto and accepted and agreed to by Oranje Holdco, LLC, dated October 14, 2022.

(d)(vii)+	Equity Commitment Letter, executed by Vista Equity Partners Fund VII, L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

(d)(viii)+	Equity Commitment Letter, executed by Vista Equity Partners Fund VIII, L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

(d)(ix)+	Equity Commitment Letter, executed by KKR Knowledge Investors L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

(d)(x)+	Limited Guarantee, dated October 11, 2022, between Vista Equity Partners Fund VII, L.P. and KnowBe4, Inc.

(d)(xi)+	Limited Guarantee, dated October 11, 2022, between Vista Equity Partners Fund VIII, L.P. and KnowBe4, Inc.

(d)(xii)+++

Support Agreement, dated as of December 8, 2022, by and between the Company and Kevin Mitnick, as trustee of the Kevin Mitnick Family Trust dated 8/31/20, by and on behalf of such trust (included as Annex G to the Definitive Proxy Statement and incorporated herein by reference).

(f)+	Section 262 of the Delaware General Corporation Law.

(g)	None.

107+	Filing Fee Table.

+++	Previously filed with the Transaction Statement on December 22, 2022.
++	Previously filed with the Transaction Statement on December 16, 2022.
+	Previously filed with the Transaction Statement on November 14, 2022.
*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KNOWBE4, INC.

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Chief Executive Officer

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ORANJE HOLDCO, LLC

By:	/s/ Nicholas Prickel
Name:	Nicholas Prickel
Title:	Vice President

ORANJE MERGER SUB, INC.

By:	/s/ Nicholas Prickel
Name:	Nicholas Prickel
Title:	Vice President

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SJOUWERMAN ENTERPRISES LIMITED PARTNERSHIP

By:	Sjouwerman Management, LLC
Its:	General Manager

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

SJOUWERMAN MANAGEMENT, LLC

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

SJOERD SJOUWERMAN

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VEPF VII SPV I, L.P.

By:	Vista Equity Partners Fund VII GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII SPV I HOLDINGS, L.P.

By:	Vista Equity Partners Fund VII GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VII GP, L.P.

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

[Signature Page to SC 13e-3]

VEPF VII GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

ROBERT F. SMITH

/s/ Robert F. Smith

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ELEPHANT PARTNERS I, L.P.

By:	Elephant Partners GP I, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

ELEPHANT PARTNERS II, L.P.

By:	Elephant Partners GP II, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

ELEPHANT PARTNERS 2019 SPV-A, L.P.

By:	Elephant Partners GP I, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

[Signature Page to SC 13e-3]

ELEPHANT PARTNERS II-B, L.P.

By:	Elephant Partners GP II, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

JEREMIAH DALY

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KKR KNOWLEDGE INVESTORS L.P.

By: KKR Knowledge Investors GP LLC, its general partner

By:	/s/ Stephen Shanley
Name:	Stephen Shanley
Title:	Vice President

STEPHEN SHANLEY

By:	/s/ Stephen Shanley
Name:	Stephen Shanley

[Signature Page to SC 13e-3]